Exhibit 3.3.1
AMENDMENT TO THE BYLAWS
OF MATRIA HEALTHCARE, INC.
     THIS AMENDMENT TO THE BYLAWS OF MATRIA HEALTHCARE, INC. (the “Amendment”) is made and shall be effective as of the 25th day of July, 2006.
W I T N E S S E T H:
     WHEREAS, the Board of Directors of Matria Healthcare, Inc., a Delaware corporation (the “Company”), has determined that it is no longer necessary to maintain the existence of the Executive Committee and has therefore authorized and approved the amendment of the Bylaws of the Company described below;
NOW, THEREFORE, BE IT RESOLVED, that Article III, Section 3.14 of the Bylaws of the Company is hereby amended by deleting the references to the Executive Committee in the first paragraph thereof and by deleting paragraph (a) in its entirety.
     IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the day and year first above written.

MATRIA HEALTHCARE, INC.
/s/ Roberta L. McCaw
Roberta L. McCaw
Secretary